EXHIBIT 11

                           CORONADO INDUSTRIES, INC.
                           Earnings (Loss) Per Share
                                 June 30, 1997



Net Loss                                    $  (244,473)

Net Loss Per Share                          $      (.01)

Weighted Average Shares Outstanding          18,344,253


The loss per share is based upon the weighted average number of shares outstanding from the time of the reverse merger, and giving retroactive effect to the one-for-five reverse stock split.